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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                  Professional Transportation Group Ltd., Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   742963-10-1
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                                 (CUSIP NUMBER)

                                 W. Anthony Huff
                              Judson B. Wagenseller
                        10602 Timberwood Circle, Suite #9
                              Louisville, KY 40223
                                 (502) 339-4000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 11, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e)m 240,13d-1(f) or 240.13d-1(g), check the following box. __



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CUSIP NO. 742963-10-1
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1.   Name of Reporting Person
     S.S. or I.R.S. Identification      Logistics Management, L.L.C.
     No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box          (a)  [x]
     If a member of a Group             (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
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4.   Source of Funds                    Other OF
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5.   Check if Disclosure of
     Legal Proceedings Is
     Required Pursuant to               Not Applicable
     Items 2(d) or 2(e)
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6.   Citizenship or Place
     Of Organization                    Kentucky
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  Number of                             7. Sole Voting       2,500,000 shares of
Shares Beneficiary                         Power             Common Stock, no
Owned by Each                                                par value
Reporting Person                       -----------------------------------------
                                        8. Shared Voting
                                           Power                     -0-
                                       -----------------------------------------
                                        9. Sole Dispositive  2,500,000 shares of
                                           Power             Common Stock
                                       -----------------------------------------
                                       10. Shared Dispositive
                                           Power              -0-
                                       -----------------------------------------

11. Aggregate Amount Beneficially                 2,500,000 shares of Common
    Owned by Each Reporting Person                Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares                        ___
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13. Percent of Class Represented by                55.8%
    Amount in Row (11)
--------------------------------------------------------------------------------

14. Type of Reporting
    Person                                         P.N.


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                                  Schedule 13D

Introduction

         This Amendment amends Items No. 3, 4, 6 and 7 of the Schedule 13D filed on December 16, 1999 (the "Original Filing") to reflect the receipt of additional borrowed funds to effect the reported purchase, amendment of the terms of loans made in connection with the transaction, a change in purpose with respect to the Reporting Person's ownership of the Shares, and the inclusion of exhibits not included in the Original Filing and additional exhibits with respect to this filing. Terms not defined herein have the meanings set forth in the Original Filing.

         Item 3.   Source and Amount of Funds or Other Consideration.

         The second paragraph of Item 3 is amended as follows:

Other consideration includes the payment to Mr. Bakal of an amount of shares of U.S. Trucking, Inc. common stock equal to the amounts Mr. Bakal becomes obligated to pay in respect of state and federal income taxes collected on the proceeds of his sale of the Shares, subject to a limit of $600,000. The effective purchase price includes $500,000 loaned by the Reporting Person to Mr. Bakal, which loan has been forgiven in connection with restructuring the LM Note.

         The third and fourth paragraphs of Item 3 are supplemented as follows:

The Reporting Person has determined not to repay the LM Note with the Shares. The LM Note has been replaced with a new note (the "New Note") which provides for a $1.0 million payment on or before January 10, 2000 (which payment has been made) (the "January Payment"), payment of an additional $500,000 on April 15, 2000 and equal payments on the fifteenth day of each month thereafter sufficient to pay off the entire principal and interest at January 15, 2002. The New Note bears interest at 9.65 percent per annum. The source of funds for the January Payment was an additional $571,126 in borrowings from Zanett Lombardier Master Fund, L.P. ("Zanett"), of which $500,000 was used in partial payment of the January Payment, and $500,000 of working capital of the Reporting Person.

The Zanett Loan has been revised to increase the loan amount to $1,146,460.78 (which includes interest accrued on the Zanett Loan) (the "New Zanett Loan"). Approximately one-half the principal amount is due on February 1, 2000, with the balance of the principal and accrued interest due on March 6, 2000. The New Zanett Loan bears interest at 12% per annum.

         Item 4.  Purpose of Transaction.

         Item 4 is amended as follows:

The Reporting Person has determined to explore combining the business operations of PTG with those of U.S. Trucking, Inc., a Colorado corporation engaged in the trucking and freight brokerage business, of which the Reporting Person is a majority shareholder. The Reporting Person currently intends that such a combination would likely be effected through a merger of the two publicly traded parent companies, with the consideration to the non-surviving company shareholders being stock of the surviving company. It is undecided which company would be the



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surviving corporation in any such combination. No firm plan with respect to such a combination has been developed and no proposal has been made to the Board of Directors of either company with respect to such a combination. Any such plan and subsequent proposal will be subject to the Reporting Person completing a due diligence investigation of PTG and an analysis of numerous considerations involved in any such combination, including without limitation operational, tax, accounting and market considerations.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is supplemented as follows:

Under the terms of the New Zanett Loan Zanett has the option of receiving in repayment of the indebtedness cash, shares of U.S. Trucking, Inc. common stock (at a rate of one share for each $2.37 loan amount paid in such shares) or PTG common stock (at a rate of one share for each approximately $.92 loan amount paid in such shares, subject to certain adjustments) held by the Reporting Person.

         Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended to include the following exhibits, the first four of which were referenced but not included in the Original Filing.:

1.       Securities Purchase Agreement
2.       $500,000 Promissory Note between Logistics Management
              LLC and Dennis Bakal
3.       Pledge Agreement Between Dennis Bakal and Logistics
              Management LLC
4.       $570,126 Promissory Note between Logistics Management LLC and
              Zanett Lombardier Master Fund LP
5.       $3,000,000 Promissory Note between Logistics Management
              LC and Dennis Bakal
6.       $1,146,460.78 Amended and Restated Promissory Note between
              Logistics Management, LC and Zanett Lombardier Master Fund LP

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Logistics Management LLC


Date: January 11, 2000              By: /s/ Anthony Huff
                                       -------------------------------------
                                       Anthony Huff, Manager


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                                  EXHIBIT INDEX

EXHIBIT NUMBER AND TITLE                                                PAGE NO.
------------------------                                                --------

1.   Securities Purchase Agreement
2.   $500,000 Promissory Note between Logistics Management
          LLC and Dennis Bakal
3.   Pledge Agreement Between Dennis Bakal and Logistics
          Management LLC
4.   $570,126 Promissory Note between Logistics Management LLC and
          Zanett Lombardier Master Fund LP
5.   $3,000,000 Promissory Note between Logistics Management
          LC and Dennis Bakal
6.   $1,146,460.78 Amended and Restated Promissory Note between
          Logistics Management, LC and Zanett Lombardier Master Fund LP





























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